UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2013

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K for the quarter ended September 30, 2013. This Form 6-K is hereby incorporated by reference into the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on March 31, 2011 on Form S-8 (Registration No. 333-173207), the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on April 24, 2012 on Form F-3ASR (Registration No, 333-180895), the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on June 20, 2013 on Form S-8 (Registration No. 333-189493) and the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on August 19, 2013 on Form F-3 ASR (Registration No 333-190718).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 1, 2013	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED SEPTEMBER 30, 2013

Unless we otherwise specify, when used in this Report the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly owned subsidiaries (including Seaspan Ship Management Ltd.), which we acquired in January 2012.

References to shipbuilders are as follows:

Shipbuilder	Reference
CSBC Corporation, Taiwan	CSBC
Hyundai Heavy Industries Co., Ltd.	HHI
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu

ii

References to customers are as follows:

Customer	Reference
China Shipping Container Lines (Asia) Co., Ltd.(1)	CSCL Asia
Compañia Sud Americana De Vapores S.A.	CSAV
COSCO Container Lines Co., Ltd.(2)	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd, AG	Hapag-Lloyd
Hapag-Lloyd USA, LLC	HL USA
Kawasaki Kisen Kaisha Ltd.	K-Line
Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.	MOL
Yang Ming Marine Transport Corp.	Yang Ming Marine
Yang Ming (UK) Ltd.	Yang Ming

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL
(2)	A subsidiary of China COSCO Holdings Company Limited

We use the term “twenty foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our vessels. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The information and the unaudited interim consolidated financial statements in this Report should be read in conjunction with the most recent consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission, or the Commission, on March 19, 2013, or our 2012 Annual Report. Unless otherwise indicated all amounts in this Report are presented in U.S. Dollars. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP.

iii

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	September 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$168,249	$381,378
Short-term investments	81,763	36,100
Accounts receivable (note 3)	90,874	9,573
Prepaid expenses	26,236	20,902
Gross investment in lease	20,891	15,977

	388,013	463,930
Vessels (note 4)	4,957,938	4,863,273
Deferred charges (note 5)	54,650	43,816
Gross investment in lease	63,987	79,821
Goodwill	75,321	75,321
Other assets	88,994	83,661
Fair value of financial instruments (note 14(b))	54,939	41,031

	$5,683,842	$5,650,853

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$47,615	$49,997
Current portion of deferred revenue (note 6)	24,498	25,111
Current portion of long-term debt (note 7)	209,221	66,656
Current portion of other long-term liabilities	38,925	38,542

	320,259	180,306
Deferred revenue (note 6)	4,983	7,903
Long-term debt (note 7)	2,901,279	3,024,288
Other long-term liabilities	582,765	613,049
Fair value of financial instruments (note 14(b))	473,670	606,740
Shareholders’ equity:
Share capital (note 8):
Preferred shares; $0.01 par value; 65,000,000 shares authorized; 16,985,000 shares issued and outstanding (2012 - 17,305,000)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 64,841,758 shares issued and outstanding (2012 - 63,042,217)
Class B common shares; $0.01 par value; 25,000,000 shares authorized; nil shares issued and outstanding (2012 - nil)
Class C common shares; $0.01 par value; 100 shares authorized; nil shares issued and outstanding (2012 - nil)	818	804
Treasury shares	(373)	(312)
Additional paid in capital	1,892,050	1,859,068
Deficit	(449,598)	(594,153)
Accumulated other comprehensive loss	(42,011)	(46,840)

	1,400,886	1,218,567

	$5,683,842	$5,650,853

Commitments (note 12)

Subsequent events (note 15)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Revenue	$172,392	$169,942	$505,102	$491,011

Operating expenses:
Ship operating (note 3)	36,717	35,650	111,607	101,715
Depreciation and amortization	43,336	42,527	128,929	122,742
General and administrative	7,813	5,618	27,437	18,139
Operating lease	1,107	2,035	3,290	2,035
Gain on vessel	—	—	—	(9,773)

	88,973	85,830	271,263	234,858

Operating earnings	83,419	84,112	233,839	256,153

Other expenses (income):
Interest expense	15,114	18,531	45,873	54,663
Interest income	(459)	(299)	(1,246)	(928)
Undrawn credit facility fee	653	145	1,798	1,348
Amortization of deferred charges (note 5)	2,854	1,877	7,230	5,643
Change in fair value of financial instruments (note 14(b))	16,736	45,847	(51,791)	132,607
Equity loss on investment	48	83	117	217
Other expenses	434	115	1,059	281

	35,380	66,299	3,040	193,831

Net earnings	$48,039	$17,813	$230,799	$62,322

Earnings per share (note 9):
Class A common share, basic	$0.42	$0.01	$2.66	$0.18
Class A common share, diluted	0.42	0.01	2.30	0.18

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net earnings	$48,039	$17,813	$230,799	$62,322

Other comprehensive income:
Amounts reclassified to earnings during the period relating to cash flow hedging instruments	1,424	2,086	4,829	7,206

Comprehensive income	$49,463	$19,899	$235,628	$69,528

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

Nine months ended September 30, 2013 and year ended December 31, 2012

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

	Number of common shares		Number of preferred shares			Common	Preferred	Treasury	Additional paid-in		Accumulated other comprehensive	Total shareholders’
	Class A	Class C	Series A	Series C	Series D	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2011	69,620,060	100	200,000	14,000,000	—	$696	$142	$—	$1,860,979	$(622,406)	$(55,986)	$1,183,425
Series D preferred shares issued	—	—	—	—	3,105,000	—	31	—	77,594	—	—	77,625
Fees and expenses in connection with issuance of preferred shares	—	—	—	—	—	—	—	—	(2,929)	—	—	(2,929)
Shares issued through dividend reinvestment program	474,249	—	—	—	—	5	—	—	7,163	—	—	7,168
Share-based compensation expense (note 10):
Restricted class A common shares, phantom share units and stock appreciation rights issued	123,878	—	—	—	—	3	—	—	4,025	—	—	4,028
Other share-based compensation	70,836	—	—	—	—	—	—	—	839	—	—	839
Net earnings	—	—	—	—	—	—	—	—	—	121,305	—	121,305
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	9,146	9,146
Dividends on class A common shares ($0.9375 per share)	—	—	—	—	—	—	—	—	—	(58,940)	—	(58,940)
Shares repurchased, including related expenses	(11,448,101)	—	—	—	—	(114)	—	—	(172,698)	—	—	(172,812)
Shares issued and retired on acquisition (note 2)	4,220,728	(100)	—	—	—	42	—	—	83,233	—	—	83,275
Treasury shares	(19,433)	—	—	—	—	(1)	—	(312)	—	—	—	(313)
Dividends on Series C preferred shares	—	—	—	—	—	—	—	—	—	(33,250)	—	(33,250)
Amortization of Series C issuance costs	—	—	—	—	—	—	—	—	862	(862)	—	—

Balance, December 31, 2012	63,042,217	—	200,000	14,000,000	3,105,000	$631	$173	$(312)	$1,859,068	$(594,153)	$(46,840)	$1,218,567

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

Nine months ended September 30, 2013 and year ended December 31, 2012

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

	Number of common shares		Number of preferred shares			Common	Preferred	Treasury	Additional paid-in		Accumulated other comprehensive	Total shareholders’
	Class A	Class C	Series A	Series C	Series D	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2012, carried forward	63,042,217	—	200,000	14,000,000	3,105,000	$631	$173	$(312)	$1,859,068	$(594,153)	$(46,840)	$1,218,567
Net earnings	—	—	—	—	—	—	—	—	—	230,799	—	230,799
Dividends on class A common shares ($0.875 per share)	—	—	—	—	—	—	—	—	—	(55,923)	—	(55,923)
Shares issued through dividend reinvestment program	1,175,814	—	—	—	—	11	—	—	23,985	—	—	23,996
Dividends on Series C and D preferred shares	—	—	—	—	—	—	—	—	—	(28,827)	—	(28,827)
Share-based compensation expense (note 10):
Restricted class A common shares, phantom share units and stock appreciation rights granted	50,805	—	—	—	—	—	—	—	11,572	—	—	11,572
Other share-based compensation	182,113	—	—	—	—	2	—	—	4,553	—	—	4,555
Fleet growth payments (note 2)	390,809	—	—	—	—	4	—	—	(4)	—	—	—
Preferred shares repurchased, including related expenses	—	—	—	(320,000)	—	—	(3)	—	(7,929)	(628)	—	(8,560)
Fees and expenses in connection with issuance of preferred shares	—	—	—	—	—	—	—	—	(61)	—	—	(61)
Amortization of Series C issuance costs	—	—	—	—	—	—	—	—	866	(866)	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	4,829	4,829
Treasury shares	—	—	—	—	—	—	—	(61)	—	—	—	(61)

Balance, September 30, 2013	64,841,758	—	200,000	13,680,000	3,105,000	$648	$170	$(373)	$1,892,050	$(449,598)	$(42,011)	$1,400,886

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Cash from (used in):

Operating activities:
Net earnings	$48,039	$17,813	$230,799	$62,322
Items not involving cash:
Depreciation and amortization	43,336	42,527	128,929	122,742
Share-based compensation (note 10)	2,581	901	12,022	3,430
Amortization of deferred charges (note 5)	2,854	1,877	7,230	5,643
Amounts reclassified from other comprehensive loss to interest expense	1,205	1,859	4,168	6,595
Unrealized change in fair value of financial instruments	(15,121)	14,581	(146,978)	40,152
Gain on vessel	—	—	—	(9,773)
Equity loss on investment	48	83	117	217
Changes in assets and liabilities:
Accounts receivable	1,086	7,003	6,429	18,326
Prepaid expenses	908	5,158	(5,334)	19,222
Other assets and deferred charges	(1,786)	(3,111)	(2,739)	(11,696)
Accounts payable and accrued liabilities	(5,358)	(16,477)	(4,861)	(35,915)
Deferred revenue	12,108	(618)	(3,533)	(2,095)
Other long-term liabilities	(25)	10,418	(530)	4,798

Cash from operating activities	89,875	82,014	225,719	223,968

Financing activities:
Draws on credit facilities (note 7)	30,000	—	39,000	113,672
Repayment of credit facilities (note 7)	(21,158)	(27,394)	(54,384)	(38,380)
Shares repurchased, including related expenses	(8,560)	(1,403)	(8,560)	(172,341)
Other long-term liabilities	(10,041)	(10,618)	(29,901)	(43,602)
Financing fees (note 5)	(1,963)	(3,797)	(16,743)	(3,615)
Dividends on common shares	(11,489)	(14,793)	(31,927)	(36,972)
Dividends on preferred shares	(9,851)	(8,313)	(28,827)	(24,938)
Swaption premium payment	—	(10,000)	—	(10,000)

Cash used in financing activities	(33,062)	(76,318)	(131,342)	(216,176)

Investing activities:
Expenditures for vessels	(63,102)	(45,864)	(178,896)	(210,139)
Short term investments	(67)	(25,049)	(45,663)	(35,123)
Cash acquired on acquisition of Seaspan Management Services Ltd. (note 2)	—	—	—	23,911
Restricted cash (note 1)	14	(1,600)	(1,886)	(5,500)
Other assets	170	(94)	193	436
Accounts receivable from affiliate (note 3)	(76,810)	—	(76,810)	—
Investment in affiliate	(3,333)	—	(4,444)	—

Cash used in investing activities	(143,128)	(72,607)	(307,506)	(226,415)

Decrease in cash and cash equivalents	(86,315)	(66,911)	(213,129)	(218,623)

Cash and cash equivalents, beginning of period	254,564	329,411	381,378	481,123

Cash and cash equivalents, end of period	$168,249	$262,500	$168,249	$262,500

Supplemental cash flow information (note 11)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.	Basis of Presentation:

The accompanying interim financial information of Seaspan Corporation (“the Company”) has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2012 audited annual consolidated financial statements. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2012 consolidated financial statements filed with the Securities and Exchange Commission in the Company’s 2012 Annual Report on Form 20-F.

Certain comparative information has been reclassified to conform with the financial statement presentation adopted for the current year.

The Company has recast the 2012 consolidated balance sheet and statements of cash flows for the three and nine months ended September 30, 2012 to separately present balances of and movements in restricted cash, included in other assets, from cash and cash equivalents. This reclassification, which is immaterial, had no impact on the comparative consolidated statements of operations.

The Company has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 amended existing guidance by requiring additional disclosure either on the face of the income statement or in the notes to the financial statements of significant amounts reclassified out of accumulated other comprehensive income. ASU 2013-02 requires prospective adoption, and affects financial statement disclosure only. The adoption of ASU 2013-02 had no effect on the results of operations or financial position of the Company.

The Company adopted FASB ASU No. 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (“ASU 2013-01”). ASU 2013-01 amended existing guidance by requiring additional disclosure about financial instruments and derivative instruments that are either (1) offset in the statement of financial position or (2) subject to an enforceable master netting arrangement. ASU 2013-01 requires retrospective disclosure for all comparative periods. The adoption of ASU 2013-01 did not have a material impact on the financial position of the Company.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.	Acquisition of Seaspan Management Services Limited:

On January 27, 2012, the Company acquired 100 percent of Seaspan Management Services Limited (“the Manager”), an affiliated privately owned company that provided technical, administrative and strategic services to the Company. The Company’s acquisition of the Manager increased its control over access to the fixed-rate services that the Manager provides to the Company on a long-term basis, and reduced certain conflicts between the Company and its directors who have interests in the Manager.

The aggregate purchase price was $106,518,000, including:

4,220,728 of the Company’s Class A common shares	$66,899
Contingent consideration	18,437
Settlement of intercompany balances	20,022
Stock based compensation	1,160

Aggregate purchase price	$106,518

Under the Share Purchase Agreement, $7,500,000 or 586,212 shares of Class A common shares were deposited in escrow for settlement of potential indemnifiable damages. The escrowed shares were released on January 30, 2013, which was the end of the escrow period.

The value of the Company’s Class A common shares issued was determined based on the closing market price of those common shares on January 26, 2012.

The contingent consideration arrangement requires the Company to pay the former owners of the Manager additional consideration of 39,081 of the Company’s Class A common shares for each of certain containerships ordered or acquired by the Company, Greater China Intermodal Investments LLC (“GCI”) or Blue Water Commerce, LLC (collectively, the “Contingency Parties”) after December 12, 2011 and prior to August 15, 2014 and which are to be managed by the Company. The fair value of the contingent consideration is based on the estimated containership orders and acquisitions of each of the Contingency Parties prior to August 15, 2014. At September 30, 2013, 429,891 contingent shares are issuable in October 2013.

For the three and nine months ended September 30, 2013, the Company incurred no acquisition-related costs (September 30, 2012 - $198,000 and $1,025,000) that have been included in general and administrative expense in the Company’s consolidated statements of operations.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.	Related party transactions:

Prior to the acquisition of the Manager on January 27, 2012, the ultimate beneficial owners of the Manager directly and indirectly owned common shares and preferred shares, of the Company. The Company had entered into management agreements with the Manager for the provision of certain technical, strategic and administrative services for fees:

•	Technical Services - The Manager was responsible for providing ship operating services to the Company in exchange for a fixed fee per day per vessel. The technical services fee did not include certain extraordinary items, as defined in the management agreements.

•	Administrative and Strategic Services - The Manager provided administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company also reimbursed all reasonable expenses incurred by the Manager in providing these services to the Company.

The Company incurred the following costs under the management agreements with the Manager which were incurred prior to the date of acquisition:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Technical services	$—	$—	$—	$9,700
Dry-dock activities included in technical services	—	—	—	421
Other services	—	—	—	410

The	Company incurred the following costs with related parties:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Arrangement fees	$332	$1,790	$4,896	$1,790
Transaction fees	1,201	123	2,714	123
Reimbursed expenses	18	—	54	—

As at September 30, 2013, the Company had $77,031,000 (December 31, 2012 - nil) due from GCI in connection with vessels GCI will acquire pursuant to its right of first refusal which bears interest at 4% per annum. The Company also had $1,441,000 (December 31, 2012 - $1,501,000) due from other related parties included in accounts receivable and $538,000 (December 31, 2012 - nil) included in accounts payable.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

4.	Vessels:

September 30, 2013	Cost	Accumulated depreciation	Net book value
Vessels	$5,389,787	$678,741	$4,711,046
Vessels under construction	246,892	—	246,892

Vessels	$5,636,679	$678,741	$4,957,938

December 31, 2012	Cost	Accumulated depreciation	Net book value
Vessels	$5,339,550	$553,582	$4,785,968
Vessels under construction	77,305	—	77,305

Vessels	$5,416,855	$553,582	$4,863,273

During the three and nine months ended September 30, 2013, the Company capitalized interest costs of $1,251,000 and $3,895,000, respectively (September 30, 2012 - $160,000 and $2,953,000) to vessels under construction.

5.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2012	$12,694	$31,122	$43,816
Cost incurred	3,100	18,542	21,642
Amortization expensed	(2,843)	(7,230)	(10,073)
Amortization capitalized	—	(735)	(735)

September 30, 2013	$12,951	$41,699	$54,650

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

6.	Deferred revenue:

	September 30, 2013	December 31, 2012
Deferred revenue on time charters	$18,601	$19,861
Deferred interest on lease receivable	8,991	12,503
Other deferred revenue	1,889	650

Deferred revenue	29,481	33,014
Current portion	(24,498)	(25,111)

Deferred revenue	$4,983	$7,903

7.	Long-term debt:

	September 30, 2013	December 31, 2012
Long-term debt:
Revolving credit facilities	$2,268,841	$2,287,942
Term loan credit facilities	841,659	803,002

Long-term debt	3,110,500	3,090,944
Current portion	(209,221)	(66,656)

Long-term debt	$2,901,279	$3,024,288

On January 28, 2013, the Company entered into a LIBOR based term loan facility with an Asian bank for up to $340,000,000 to be used towards the refinancing of existing vessels. The facility bears interest at LIBOR plus a margin. The Company is subject to a commitment fee of 0.4% per annum calculated on the undrawn amount of the loan. At September 30, 2013, no amounts have been drawn under this facility.

On February 28, 2013, the Company entered into two term loans of $4,500,000 each. The proceeds of these term loans were used to fund a portion of the construction cost of two 10000 TEU vessels. The loans are non-interest bearing until the respective delivery dates of the vessels which is expected to be in 2014. Upon delivery of the respective vessels, the loans will begin bearing interest at 6% per annum, payable quarterly, and mature on the third anniversary of the respective delivery date. The Company has an option to extend the term of the loans by two years. The loans will bear interest at 7% per annum, payable quarterly over the extension period.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

7.	Long-term debt (continued):

On April 25, 2013, the Company entered into a term loan facility with an Asian bank for up to $174,000,000 to be used to fund construction of two 14000 TEU newbuilding containerships. Upon drawdown, interest is payable every three or six months calculated at the LIBOR rate for the relevant three or six month period plus a margin. The Company is subject to a commitment fee of 0.75% per annum calculated on the undrawn amount of the loan. At September 30, 2013, no amounts have been drawn under this facility.

On June 20, 2013, the Company entered into a term loan facility with a U.S. bank and an Australian bank for up to $30,000,000. This facility was fully drawn on July 9, 2013 and the proceeds were used to fund the purchase price of two 4600 TEU containerships. Upon drawdown, interest is payable every three months calculated at the LIBOR rate for the relevant three month period plus a margin.

On July 25, 2013, the Company entered into a term loan facility with a European bank for up to $83,000,000 to be used to fund the construction of one 14000 TEU vessel. Upon drawdown, interest is payable every three months calculated at the LIBOR rate for the relevant three month period plus a margin. The Company is subject to a commitment fee of 1.1% per annum calculated on the undrawn amount of the loan. At September 30, 2013, no amounts have been drawn under this facility.

8.	Share capital:

Preferred shares:

The Company had the following preferred shares outstanding:

			Liquidation preference
	Shares		September 30,	December 31,
Series	Authorized	Issued	2013	2012
A	315,000	200,000	$334,155	$305,872
B	260,000	—	—	—
C	40,000,000	13,680,000	342,000	350,000
D	20,000,000	3,105,000	77,625	77,625
R	1,000,000	—	—	—

In September 2013, the Company repurchased 320,000 of its 9.5% Series C Preferred Shares at $26.50 per share for a total of approximately $8,560,000, including related expenses. On September 11, 2013, the Company also authorized the repurchase of up to $25,000,000 of its 9.5% Series C preferred shares. The share repurchase authorization expires in July 2014 and repurchase activity will depend on factors such as working capital needs, repayment of debt, Series C preferred share price and economic and market conditions. Share repurchases may be effected from time to time through open market purchases, and the repurchase program may be suspended, delayed or discontinued at any time.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.	Earnings per share:

The Company applies the if-converted method to determine the earnings per share (“EPS”) impact for the convertible Series A preferred shares. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

Three months ended September 30, 2013	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$48,039
Less:
Series A preferred share dividends	(9,810)
Series C preferred share dividends	(8,360)
Series D preferred share dividends	(1,543)
Series C repurchase	(628)

Basic EPS:
Earnings attributable to common shareholders	$27,698	65,310,000	$0.42

Effect of dilutive securities:
Share-based compensation	—	266,000
Contingent consideration (note 2)	—	274,000

Diluted EPS (1):
Earnings attributable to common shareholders	$27,698	65,850,000	$0.42

(1)	The convertible Series A preferred shares are not included in the computation of diluted EPS because their effects are anti-dilutive for the period.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.	Earnings per share (continued):

Three months ended September 30, 2012	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$17,813
Less:
Series A preferred share dividends	(8,717)
Series C preferred share dividends	(8,518)

Basic EPS:
Earnings attributable to common shareholders	$578	62,664,000	$0.01

Effect of dilutive securities:
Share-based compensation	—	248,000
Contingent consideration (note 2)	—	703,000
Shares held in escrow (note 2)	—	586,000

Diluted EPS (1):
Earnings attributable to common shareholders	$578	64,201,000	$0.01

(1)	The convertible Series A preferred shares are not included in the computation of diluted EPS because their effects are anti-dilutive for the period.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.	Earnings per share (continued):

Nine months ended September 30, 2013	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$230,799
Less:
Series A preferred share dividends	(28,283)
Series C preferred share dividends	(25,611)
Series D preferred share dividends	(4,631)
Series C redemption	(628)

Basic EPS:
Earnings attributable to common shareholders	$171,646	64,528,000	$2.66

Effect of dilutive securities:
Share-based compensation	—	343,000
Contingent consideration (note 2)	—	586,000
Shares held in escrow (note 2)	—	63,000
Convertible Series A preferred shares	28,283	21,317,000

Diluted EPS:
Earnings attributable to common shareholders plus assumed conversion	$199,929	86,837,000	$2.30

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.	Earnings per share (continued):

Nine months ended September 30, 2012	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$62,322
Less:
Series A preferred share dividends	(25,216)
Series C preferred share dividends	(25,620)

Basic EPS:
Earnings attributable to common shareholders	$11,486	62,989,000	$0.18

Effect of dilutive securities:
Share-based compensation	—	219,000
Contingent consideration (note 2)	—	638,000
Shares held in escrow (note 2)	—	531,000

Diluted EPS (1):
Earnings attributable to common shareholders	$11,486	64,377,000	$0.18

(1)	The convertible Series A preferred shares are not included in the computation of diluted EPS because their effects are anti-dilutive for the period.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.	Share-based compensation:

A summary of the Company’s outstanding restricted shares units, phantom share units and stock appreciation rights (“SARs”) as of and for the nine month period ended September 30, 2013 is presented below:

Restricted shares	Number of shares	Weighted average grant date fair value
Outstanding, December 31, 2012	63,653	$14.17
Granted	54,990	17.01
Vested	(65,578)	14.25
Cancelled	(4,185)	17.01

September 30, 2013	48,880	$17.01

Phantom share units	Number of shares	Weighted average grant date fair value
Outstanding, December 31, 2012	562,000	$13.13
Granted	95,000	19.30

September 30, 2013	657,000	$14.02

Stock appreciation rights	Number of SARs	Weighted average grant date fair value
Outstanding, December 31, 2012	5,674,148	$2.03
Granted	1,664,457	3.51
Exercised	(204,421)	3.65
Cancelled	(23,754)	3.51

September 30, 2013	7,110,430	$2.32

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.	Share-based compensation (continued):

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At September 30, 2013, 460,000 (December 31, 2012 - 328,000) of the outstanding phantom share units were vested and available for exchange by the holder. At September 30, 2013, there are 738,514 (December 31, 2012 - 884,319) remaining shares left for issuance under this Plan.

On March 27, 2013, the Company granted 1,664,457 SARs to certain members of management (the “Participants”) which vest and become exercisable in three tranches when and if the fair market value of the common shares equals or exceeds the applicable base price for each tranche for any 20 consecutive trading days on or before the expiration date of each tranche. The Participants may exercise each vested tranche of SARs and receive common shares with a value equal to the difference between the applicable base price and the fair market value of the common shares on the exercise date. The common shares received on the exercise of SARs are subject to a retention requirement where the Participant is required to retain ownership of 50% of the net after tax number of shares until the later of March 22, 2018 or 120 days after the exercise date.

The assumptions used in the Monte Carlo model to calculate the grant date fair value of the SARs were as follows:

Average expected term	3.8 years
Expected volatility	39.73%
Dividend yield	4.97%
Average risk free rate	0.50%

	Number of SARs	Base price	Expiration date
Tranche 1	531,885	$21.50	December 31, 2015
Tranche 2	556,946	24.00	December 31, 2016
Tranche 3	575,626	26.50	December 31, 2017

Total	1,664,457

During the three and nine months ended September 30, 2013, the Company recognized $693,000 and $1,993,000 (September 30, 2012 - $851,000 and $2,457,000) related to restricted share units and phantom share units and $150,000 and $450,000 (September 30, 2012 - $188,000 and $563,000) in share-based compensation expenses related to other stock-based awards.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.	Share-based compensation (continued):

During the nine months ended September 30, 2013, the first tranche of SARs vested earlier than the estimate derived from the Monte Carlo used to value the units. As a result, recognition of $2,550,000 in share-based compensation expense related to the first tranche of SARs was accelerated during the nine months ended September 30, 2013 (September 30, 2012 – nil). The total share-based compensation expense related to SARs, including the accelerated expense of $2,550,000 described above, for the three and nine months ended September 30, 2013 was $1,737,000 and $9,579,000 (September 30, 2012 – nil and nil).

In addition, during the three and nine months ended September 30, 2013, the Company recognized $602,000 and $1,358,000 (September 30, 2012 – $62,000 and $246,000) in transaction fees that were capitalized to vessels under construction. These fees were paid in class A common shares.

During the three and nine months ended September 30, 2013, the total fair value of shares vested was nil and $935,000 (September 30, 2012 – nil and $563,000) and the total fair value of shares cancelled was nil and $71,000 (September 30, 2012- nil and nil).

At September 30, 2013, there was $8,904,000 (December 31, 2012 - $12,519,000) of total unrecognized compensation costs relating to unvested share-based compensation awards and SARs, which are expected to be recognized over a weighted average period of 19 months.

11.	Supplemental cash flow information:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Interest paid on debt	$15,457	$21,769	$45,750	$48,106
Interest received	531	171	1,923	417
Undrawn credit facility fee paid	917	66	1,423	846
Non-cash transactions:
Dividends on Series A preferred shares	9,810	8,717	28,283	25,216
Dividend reinvestment	8,648	937	23,996	6,213
Other long-term liabilities for vessels under construction	—	—	—	84,787
Long-term debt for vessels under construction	8,300	—	34,940	71,400
Acquisition of the Manager for shares, excluding cash received	—	—	—	73,795
Proceeds on sale of vessel	—	—	—	52,104
Loan repayment for vessels under construction	1,740	—	4,820	—

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

12.	Commitments:

(a)	As of September 30, 2013, based on the contractual delivery dates, the outstanding commitments for the purchase of additional vessels and installment payments for vessels under construction are as follows:

Remainder of 2013	$55,190
2014	504,390
2015	878,029
2016	168,747

$1,606,356

(b)	As of September 30, 2013, the minimum future revenues to be received on committed time charter party agreements and interest income from sales-type capital leases are approximately:

Remainder of 2013	$170,206
2014	711,132
2015	753,192
2016	731,411
2017	670,645
Thereafter	3,188,105

$6,224,691

The minimum future revenues are based on 100% utilization, relate to committed time charter party agreements in effect at September 30, 2013 and assume no renewals or extensions.

(c)	As of September 30, 2013, the commitment under operating leases is as follows:

Remainder of 2013	$1,710
2014	6,882
2015	6,893
2016	6,911
2017	6,968
Thereafter	24,063

$53,427

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
COSCON	$76,295	$75,362	$225,563	$205,148
CSCL Asia	32,807	37,258	102,049	115,936
K-Line	19,196	19,195	56,958	57,164
HL USA	14,893	14,900	44,212	44,076
Other	29,201	23,227	76,320	68,687

	$172,392	$169,942	$505,102	$491,011

14.	Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of September 30, 2013, the fair value of the Company’s long-term debt is $2,701,237,000 (December 31, 2012 - $2,641,016,000). As of September 30, 2013, the fair value of the Company’s other long-term liabilities is $592,346,000 (December 31, 2012 - $631,041,000). The fair value of long-term debt and other long-term liabilities are estimated based on expected interest and principal repayments, discounted by forward rates plus a margin appropriate to the credit risk of the Company.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Financial instruments (continued):

(b)	Interest rate derivative financial instruments:

As of September 30, 2013, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of September 30, 2013	Maximum notional amount (1)	Effective date	Ending date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017(2)
5.1750%	588,399	663,399	July 16, 2012	July 15, 2016
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.6000%	194,000	200,000	June 23, 2010	December 23, 2021(2)
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021(2) (3)
5.2000%	88,320	96,000	December 18, 2006	October 2, 2015
5.4975%	57,400	59,700	July 31, 2012	July 31, 2019
5.1700%	24,000	55,500	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.
(3)	The Company has entered into a swaption agreement with a bank (Swaption Counterparty A) whereby Swaption Counterparty A has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration date of February 26, 2021. If Swaption Counterparty A exercises the swaption, the underlying swap effectively will offset the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

In addition to the swaps listed above, the Company has entered into swaption agreements with a bank (Swaption Counterparty B) whereby Swaption Counterparty B has the option to require the Company to enter into interest rate swaps, by February 28, 2017, to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200,000,000 with an effective date of March 2, 2017 and an expiration date of March 2, 2027.

The swaption agreements with Swaption Counterparty B are subject to a master netting agreement but are each recorded at the gross amount on the balance sheet. At September 30, 2013, these swaptions had asset and liability values of $54,939,000 and $44,357,000, respectively (December 31, 2012 - asset of $41,031,000 and liability of $30,547,000).

Counterparties to the derivative financial instruments are major financial institutions. Due to the nature of the counterparties and the fact that the instruments were primarily in favor of counterparties at September 30, 2013, the risk of credit loss related to these counterparties is considered to be immaterial at September 30, 2013.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Financial instruments (continued):

(b)	Interest rate derivative financial instruments (continued):

The following provides information about the Company’s interest rate derivatives:

Fair value of asset and liability derivatives:

	September 30, 2013	December 31, 2012
Fair value of financial instruments asset	$54,939	$41,031
Fair value of financial instruments liability	473,670	606,740

The following table provides information about losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Gain/(Loss) on derivatives recognized in net earnings:
Change in fair value of financial instruments	$(16,736)	$(45,847)	$51,791	$(132,607)

Loss reclassified from AOCL to net earnings(1)
Interest expense	(1,205)	(1,859)	(4,168)	(6,595)
Depreciation and amortization	(219)	(227)	(661)	(611)

(1)	The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next twelve months is approximately $5,557,000.

(c)	Foreign exchange derivative instruments:

We are exposed to market risk from foreign currency fluctuations. We have entered into foreign currency forward contracts to manage foreign currency fluctuations. At September 30, 2013, the notional amount of the foreign exchange forward contracts is $13,400,000 (December 31, 2012 - $7,000,000) and the fair value liability is $56,000 (December 31, 2012 - $12,000).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2013 and 2012

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

15.	Subsequent events:

(a)	On October 11, 2013, the Company declared quarterly dividends of $0.59375 and $0.496875 per Series C and Series D preferred share, respectively, representing a total distribution of $9,662,000. The dividends were paid on October 30, 2013 to all shareholders of record on October 29, 2013.

(b)	On October 29, 2013, the Company declared a quarterly dividend of $0.3125 per common share. The dividend is payable on November 27, 2013 to all shareholders of record as of November 18, 2013.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of September 30, 2013, we operated a fleet of 71 containerships (including eight vessels under long-term leases) and we have entered into contracts for the purchase of an additional 18 newbuilding containerships which have scheduled delivery dates through May 2016. Five of these vessels remain subject to allocation under our right of first refusal agreement with Greater China Intermodal Investments LLC, or GCI, and Blue Water Commerce, LLC. Of our 18 newbuilding containerships, 13 will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term charter contracts for the remaining five newbuilding containerships in the near future. The average age of the 71 vessels in our operating fleet was approximately six years as of September 30, 2013.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of September 30, 2013, the charters on the 71 vessels in our operating fleet had an average remaining term of approximately six years, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as at September 30, 2013 were as follows:

Customers for Current Fleet
COSCON
CSAV
CSCL Asia
HL USA Hapag-Lloyd
K-Line MSC
MOL
Yang Ming

Customers for Additional 13 Vessel Deliveries
Hanjin MOL Yang Ming Marine

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Our Fleet” for more information about our vessels and time charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments

Vessel Deliveries

In July 2013, we accepted delivery of the MOL Efficiency, a 2003-built 4600 TEU vessel, which is currently on charter to MOL under a two-year, fixed-rate time charter.

Time Charters

In October 2013, the Seaspan Hamburg and the Madinah were redelivered to us. The Seaspan Hamburg will commence a time charter in early November for a minimum term of 22 months up to 30 months with an additional option period of eight to 12 months. We are currently seeking to charter the Madinah.

Newbuilding Contracts

In January 2013, we entered into contracts for the construction of five 14000 TEU newbuilding containerships with HHI. The vessels are scheduled for delivery in 2015, and will be constructed using our fuel efficient SAVER design. Concurrently, we signed long-term, fixed-rate time charters for these vessels with Yang Ming Marine. After the initial long-term charter periods, Yang Ming Marine may extend the charter for each vessel for up to two additional years. Pursuant to our right of first refusal agreement with GCI, we will retain three of the 14000 TEU newbuilding containerships and GCI will acquire the remaining two vessels.

In January 2013, we entered into contracts for the construction of four 10000 TEU newbuilding containerships with New Jiangsu and Jiangsu Xinfu. The vessels are scheduled for delivery in 2014 and will be constructed using our fuel efficient SAVER design. Concurrently, we signed long-term, fixed-rate time charters for these vessels with MOL. After the initial long-term charter periods, MOL may extend the charter for each vessel for up to two additional years. In connection with this transaction, we also agreed to purchase from MOL four existing 2003-built 4600 TEU vessels and have signed two year short-term fixed-rate time charters for these vessels with MOL. As of July 4, 2013, two of these vessels have been delivered and the remaining two vessels are expected to be delivered by early 2014. Pursuant to our right of first refusal agreement with GCI, we will retain two of the 10000 TEU newbuilding containerships and two of the existing vessels and GCI will acquire the remaining two 10000 TEU newbuilding containerships and two existing vessels.

On July 19, 2013, we entered into contracts with HHI for the construction of five 14000 TEU newbuilding containerships for an aggregate purchase price of approximately $550 million. These vessels are scheduled for delivery in 2015 and each vessel has a 10-year, fixed rate time charter with Yang Ming Marine. After the initial 10-year charter periods, Yang Ming Marine may extend the charter for each vessel up to an additional two years.

On August 22, 2013, we entered into contracts with CSBC for the construction of five 14000 TEU newbuilding containerships for an aggregate purchase price of approximately $550 million. These vessels are scheduled for delivery in 2016 and have a minimum time charter term of six years with Yang Ming Marine.

Under the right of first refusal with GCI, and Blue Water Commerce, LLC, we will retain three of the five 14000 TEU newbuilding containerships to be built at HHI and two of the five 14000 TEU newbuilding containerships to be built at CSBC. We expect to manage all ten of the newbuilding containerships.

Our commercial arrangements allow Yang Ming Marine to reduce the number of newbuilding containerships to be delivered to us and chartered to Yang Ming Marine by up to three vessels. These commercial arrangements will expire in August 2014.

On September 28, 2013, we ordered five 10000 TEU vessels to be built by New Jiangsu and Jiangsu Xinfu and which are scheduled for delivery in 2015. We expect to enter into long-term time charters for these vessels in the near future, although there is no assurance that we will be able to do so on acceptable terms, if at all. These vessels remain subject to allocation under our right of first refusal agreement with GCI and Blue Water Commerce, LLC.

Loan Facility Transactions

On April 25, 2013, we entered into a term loan facility with an Asian bank for up to $174.0 million to be used to fund the construction of two 14000 TEU newbuilding containerships to be chartered to Yang Ming Marine.

On June 20, 2013, we entered into a term loan facility with a U.S. bank and an Australian bank for up to $30.0 million to be used to fund the purchase price of two 4600 TEU containerships on charter to MOL. We drew the full $30.0 million of this facility on July 9, 2013.

On July 25, 2013, we entered into a term loan facility with a European bank for up to $83.0 million to fund the construction of one of our 14000 TEU newbuilding containerships to be chartered to Yang Ming Marine.

Series C Preferred Shares Repurchase and Repurchase Plan

In September 2013, we repurchased 320,000 of our 9.5% Series C preferred shares at $26.50 per share for a total of approximately $8.6 million, including expenses.

Our board of directors also authorized the repurchase of up to $25.0 million of our 9.5% Series C preferred shares. The share repurchase authorization expires in July 2014 and repurchase activity will depend on factors such as working capital requirements, debt repayment obligations, the price of a Series C preferred, and economic and market conditions.

Recent Developments

Dividends

On October 29, 2013, our board of directors declared a quarterly dividend of $0.3125 per share on our Class A common stock. The dividend will be paid on November 27, 2013 to all shareholders of record as of November 18, 2013. We expect common share dividends for the four quarters ending December 31, 2013 to total $1.25 per share.

On October 30, 2013, we paid quarterly dividends of $0.59375 and $0.496875 per share on our 9.5% Series C preferred shares and 7.95% Series D preferred shares, respectively. The dividends, representing a total distribution of $9.7 million, were paid to all Series C and Series D preferred shareholders of record as of October 29, 2013 for the period from July 30, 2013 to October 29, 2013.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 71 operating vessels as of September 30, 2013:

VESSEL NAME	VESSEL CLASS (TEU)	YEAR BUILT	CHARTER START DATE	CHARTERER	LENGTH OF CHARTER	DAILY CHARTER RATE
						(in thousands)
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	$55.0
COSCO Pride (1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith (1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5(2)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.5(2)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8(3)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8(3)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9(4)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9(4)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9(4)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9(4)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9(4)

VESSEL NAME	VESSEL CLASS (TEU)	YEAR BUILT	CHARTER START DATE	CHARTERER	LENGTH OF CHARTER	DAILY CHARTER RATE
						(in thousands)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9 (4)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9(4)
COSCO Vietnam (5)	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9(4)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique	4800	1989	11/25/11	MSC	5 years	10.0(6)
MSC Manu	4800	1988	11/15/11	MSC	5 years	10.0(6)
MSC Leanne	4800	1989	10/19/11	MSC	5 years	10.0(6)
MSC Carole	4800	1989	10/12/11	MSC	5 years	10.0(6)
MOL Excellence	4600	2003	6/13/13	MOL	2 years + one 1-year option	Market rate (7)
MOL Efficiency	4600	2003	7/4/13	MOL	2 years + one 1-year option	Market rate (7)
Brotonne Bridge (1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3(8)
Brevik Bridge (1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3(8)
Bilbao Bridge (1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3(8)
Berlin Bridge (1)	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3(8)
Budapest Bridge (1)	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3(8)
Seaspan Hamburg (9)	4250	2001	5/4/13	CSCL Asia	Up to 12 months	Market rate (7)
Seaspan Chiwan(10)	4250	2001	7/5/13	Yang Ming	Up to 7 months	Market rate (7)
Seaspan Ningbo	4250	2002	9/7/13	Hapag-Lloyd	Up to 30 months + one 8 to 12 month option	Market rate (7)
Seaspan Dalian	4250	2002	7/17/13	Hapag-Lloyd	Up to 30 months + one 6 to 12 month option	Market rate (7)
Seaspan Felixstowe	4250	2002	7/24/13	Hapag-Lloyd	Up to 30 months + one 6 to 12 month option	Market rate (7)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	10/19/05	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0(12)
Dubai Express	4250	2006	1/3/06	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0(12)
Jakarta Express	4250	2006	2/21/06	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0(12)
Saigon Express	4250	2006	4/6/06	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0(12)
Lahore Express	4250	2006	7/11/06	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0(12)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0(12)
Santos Express	4250	2006	11/13/06	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0(12)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0(12)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options (11)	18.0(12)
CSAV Loncomilla	4250	2009	4/28/09	CSAV	6 years	25.9
CSAV Lumaco	4250	2009	5/14/09	CSAV	6 years	25.9
CSAV Lingue	4250	2010	5/17/10	CSAV	6 years	25.9
CSAV Lebu	4250	2010	6/7/10	CSAV	6 years	25.9
Madinah (1)	4250	2009	6/20/12	Yang Ming	Up to 12 months(13)	Market rate (7)
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.8(14)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.8(14)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.8(14)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.8(14)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.8(14)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.8(14)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.8(14)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.8(14)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(3)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.
(4)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(5)	The name of the Alianca Itapoa was changed to COSCO Vietnam in June 2013 in connection with the termination of the sub-charter from COSCON to Hamburg Süd.
(6)	MSC has a bareboat charter of five years with a charter rate of $10,000 per day for the first two years, increasing to $14,500 per day after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters.
(7)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), the vessel is being chartered at current market rates.
(8)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.
(9)	The name of the CSAV Licanten was changed to Seaspan Hamburg in January 2013 in connection with the termination of the sub-charter from CSCL Asia to CSAV. This vessel was redelivered to us in October 2013 and is expected to commence a new time charter in November 2013 with Hapag-Lloyd at current market rates for a term up to 30 months plus one 8 to 12-month option.
(10)	The name of the CSCL Chiwan was changed to Seaspan Chiwan in July 2013. This vessel is expected to be redelivered to us in November 2013 and is expected to commence a new time charter at the end of December 2013 with Hapag-Lloyd at a market rate for a term up to 30 months plus one 8 to 12-month option.
(11)	For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired, and these charters have been automatically extended pursuant to their terms.
(12)	HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day for the first one-year option remaining, increasing to $18,500 per day for the second one-year option remaining.
(13)	The charterer has exercised its option to extend the term of the short-term charter. This vessel was redelivered to us in October 2013.
(14)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

As of September 30, 2013, we have contracted to purchase 18 newbuilding containerships which have scheduled delivery dates through to May 2016. These vessels consist of the following:

Vessel	Vessel Class (TEU)	Length of Time Charter (1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 983	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu
Hull No. 985	10000	10 years + one 2-year option	Hanjin	2014	Jiangsu Xinfu
Hull No. 993	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu
Hull No. 1006	10000	8 years + one 2-year option	MOL	2014	New Jiangsu and Jiangsu Xinfu
Hull No. 1008	10000	8 years + one 2-year option	MOL	2014	New Jiangsu and Jiangsu Xinfu
Hull No. 2638	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2640	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2642	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2643	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2645	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2647	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 1037	14000	Minimum 6 years to maximum of 10 years + one 2-year option	Yang Ming Marine	2016	CSBC
Hull No. 1039	14000	Minimum 6 years to maximum of 10 years + one 2-year option	Yang Ming Marine	2016	CSBC
Hull No. 1100 (2)	10000	— (3)	— (3)	2015	New Jiangsu and Jiangsu Xinfu
Hull No. 1101 (2)	10000	— (3)	— (3)	2015	New Jiangsu and Jiangsu Xinfu
Hull No. 1102 (2)	10000	— (3)	— (3)	2015	New Jiangsu and Jiangsu Xinfu
Hull No. 1103 (2)	10000	— (3)	— (3)	2015	New Jiangsu and Jiangsu Xinfu
Hull No. 1104 (2)	10000	— (3)	— (3)	2015	New Jiangsu and Jiangsu Xinfu

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.
(2)	Vessel remains subject to allocation under our right of first refusal agreement with GCI
(3)	We expect to enter into a long-term time charter for this vessel in the near future

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of September 30, 2013:

		Scheduled for the year ended December 31,
	Quarter Ended September 30, 2013	2013	2014	2015	2016
Owned and leased vessels, beginning of period	69	69	71	76	87
Deliveries	2	2	5	11	2

Total, end of period	71	71	76	87	89

Managed vessels, beginning of period	—	—	2	6	12
Deliveries	2	2	4	6	3

Total, end of period	2	2	6	12	15

Total Fleet	73	73	82	99	104
Total Capacity (TEU)	423,500	423,500	513,500	723,500	793,500

Three and Nine Months Ended September 30, 2013 Compared with Three and Nine Months Ended September 30, 2012

The following is a discussion of our results of operations for the three and nine months ended September 30, 2013 and 2012. The following table provides information about our owned and leased fleet as of September 30, 2013 and excludes vessels that are managed for third parties, unless otherwise indicated.

Number of vessels in operation	71
Average age of fleet	6 years
TEU capacity	414,300
Average remaining initial term on outstanding charters	6 years

We began 2012 with 65 vessels in operation and accepted delivery of four vessels during the year ended December 31, 2012, bringing our fleet to a total of 69 vessels in operation as at December 31, 2012. We accepted delivery of two additional vessels between December 31, 2012 and September 30, 2013, bringing our operating fleet to a total of 71 vessels as of September 30, 2013. Revenue is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Three Months Ended September 30,		Increase		Nine Months Ended September 30,		Increase
	2013	2012	Days	%	2013	2012	Days	%
Operating days	6,066	5,912	154	2.6%	17,560	17,261	299	1.7%
Ownership days	6,161	5,980	181	3.0%	17,944	17,418	526	3.0%

Our vessel utilization for the three and nine months ended September 30, 2013 and 2012 is as follows:

	First Quarter		Second Quarter		Third Quarter		Year to Date – September 30,
	2013	2012	2013	2012	2013	2012	2013	2012
Vessel utilization:
Ownership days	5,850	5,591	5,933	5,847	6,161	5,980	17,944	17,418
Less off-hire days:
Scheduled 5-year survey	—	(44)	(19)	(24)	(29)	(12)	(48)	(80)
Unscheduled off-hire(1)	(230)	(7)	(40)	(14)	(66)	(56)	(336)	(77)

Operating days	5,620	5,540	5,874	5,809	6,066	5,912	17,560	17,261

Vessel utilization	96.1%	99.1%	99.0%	99.4%	98.5%	98.9%	97.9%	99.1%

(1)	Unscheduled off-hire includes days related to vessels being off-charter.

Our consolidated financial results for the three and nine months ended September 30, 2013 and 2012 are summarized below:

Financial Summary (in millions)	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
	2013	2012	$	%	2013	2012	$	%
Revenue	$172.4	$169.9	$2.5	1.4%	$505.1	$491.0	$14.1	2.9%
Ship operating expenses	36.7	35.7	1.1	3.0%	111.6	101.7	9.9	9.7%
Depreciation and amortization expense	43.3	42.5	0.8	1.9%	128.9	122.7	6.2	5.0%
General and administrative expense	7.8	5.6	2.2	39.1%	27.4	18.1	9.3	51.3%
Operating lease expense	1.1	2.0	(0.9)	(45.6%)	3.3	2.0	1.3	61.7%
Gain on vessel	—	—	—	—	—	9.8	(9.8)	(100.0%)
Interest expense	15.1	18.5	(3.4)	(18.4%)	45.9	54.7	(8.8)	(16.1%)
Change in fair value of financial instruments	16.7	45.8	(29.1)	(63.5%)	(51.8)	132.6	184.4	139.1%

Revenue

Revenue increased by 1.4% for the three months ended September 30, 2013 over the same period for 2012. This is due primarily to revenue from two 4600 TEU vessels delivered in 2013 and from the management of third party vessels. These increases were partially offset by lower charter rates for five 4250 TEU vessels which were on short-term charters during the three months ended September 30, 2013, an increase in scheduled off-hire due to 17 more dry-docking days and an increase in unscheduled off-hire.

Revenue increased by 2.9% for the nine months ended September 30, 2013 over the same period for 2012. This increase is due primarily to the impact of a full period’s contribution of four 13100 TEU newbuilding vessels delivered in 2012, additional revenue from two 4600 TEU vessels delivered in 2013, revenue from the management of third party vessels, and a decrease in scheduled off-hire. These increases were partially offset by lower charter rates for six 4250 TEU vessels which were on short-term charters during the nine months ended September 30, 2013, one less day in 2013 due to 2012 being a leap year, and an increase in unscheduled off-hire, which included 300 off-charter days for four 4250 TEU vessels.

The increase in operating days and the related financial impact for the three and nine months ended September 30, 2013, relative to the corresponding periods in 2012, is attributable to the following:

	Three Months Ended September 30, 2013		Nine Months Ended September 30, 2013
	Operating days impact	$ impact (in millions of USD)	Operating days impact	$ impact (in millions of USD)
2013 vessel deliveries	181	$3.6	199	$4.0
Full period contribution for 2012 vessel deliveries	—	—	368	20.6
Change in daily charter hire rate and re-charters	—	(2.5)	—	(7.7)
One less day due to the 2012 leap year	—	—	(61)	(1.7)
Scheduled off-hire	(17)	(0.4)	32	1.1
Unscheduled off-hire	(10)	0.7	(259)	(4.5)
Vessel management revenue	—	1.3	—	2.5
Other	—	(0.2)	20	(0.2)

Total	154	$2.5	299	$14.1

Vessel utilization was 98.5% and 97.9% for the three and nine months ended September 30, 2013, respectively, compared to 98.9% and 99.1% for the same periods in 2012.

The decrease in vessel utilization for the nine months ended September 30, 2013, compared to the same period in 2012, was primarily due to a 259-day increase in unscheduled off-hire which was related primarily to more off-charter days for four of our 4250 TEU vessels. During the nine months ended September 30, 2013, we completed five dry-dockings, which resulted in 48 days of scheduled off-hire compared to the completion of six dry-dockings, which resulted in 80 days of scheduled off-hire, during the comparable period in 2012.

We completed dry-dockings for the following vessels during the three and nine months ended September 30, 2013:

Vessel	Completed
CSCL Montevideo	Q2
CSCL Panama	Q2
CSCL Lima	Q3
CSCL San Jose	Q3
CSCL Santiago	Q3

Our cumulative vessel utilization from the period commencing on our initial public offering in August 2005 through to September 30, 2013 is approximately 99.0%.

Ship Operating Expense

Ship operating expense increased by 3.0% to $36.7 million and by 9.7% to $111.6 million for the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012. The increase for the three months ended September 30, 2013, compared to the same period of 2012 is due primarily to an increase in ownership and managed days of 5.7% related to the delivery of the two 4600 TEU vessels delivered in 2013 as well as an increase in crew wages. The increase in managed days relates to the third party management of one 4600 TEU vessel for MOL prior to delivery to GCI.

The increase in ship operating expense for the nine months ended September 30, 2013, compared to the same period of 2012 is due primarily to an increase in ownership and managed days of 5.0%, related to the addition of four 13100 TEU vessels during the first half of 2012, two 4600 TEU vessels in 2013 and the management of 4600 TEU vessels for MOL. The larger TEU vessels are more expensive to operate and the increased cost of lubes, insurance and other operating costs associated with these vessels further contributed to higher ship operating expenses. There was also an increase in crew wages as well as spare parts expense, primarily due to earlier timing of purchases in 2013 and increased expense due to an expanding and older fleet.

Depreciation and Amortization Expense

The increase in depreciation and amortization for the three and nine months ended September 30, 2013, compared to the same periods in 2012, was due to the increase in the size of the fleet. Four vessels were delivered in 2012 and a full period of depreciation was taken for these vessels for the nine months ended September 30, 2013. There were also two vessel deliveries in 2013.

General and Administrative Expense

General and administrative expenses increased by 39.1% to $7.8 million and by 51.3% to $27.4 million for the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012. The increases were due primarily to increases of $1.7 million and $9.6 million, respectively, in share-based compensation expense related to the non-cash stock appreciation rights (“SARs”) granted to our Chief Executive Officer in December 2012 and to certain members of management in March 2013. Of the $9.6 million increase in share-based compensation expense for the nine months ended September 30, 2013, $2.6 million resulted from an accelerated recognition of share-based compensation expense related to the vesting of the first tranche of SARs. During the nine months ended September 30, 2013, the first tranche of SARs vested because the 20 consecutive trading-day average of our common stock exceeded the base price of $21.50 per share for that tranche. The original vesting period that was being used to recognize the share-based compensation expense was based on a fair value model. Because the first tranche of SARs vested earlier than had been estimated by the fair value model, we were required to accelerate recognition of $2.6 million of share-based compensation expense during the nine months ended September 30, 2013, of which a portion would have otherwise been recognized in the fourth quarter of 2013.

Operating Lease Expense

On June 27, 2012, we sold the Madinah to a U.S. bank and since that date we have been leasing the vessel back over a nine-year term. Prior to June 27, 2012, we owned the vessel and financed it with a term loan of $53.0 million, which was repaid using the proceeds from the sale to the bank. During the three and nine months ended September 30, 2013, we incurred operating lease expenses relating to this arrangement of $1.1 million and $3.3 million, respectively. In the comparable nine month period of 2012, in addition to operating lease expense of $2.0 million, we incurred interest expense of $1.1 million on the $53.0 million loan.

Gain on vessel

The $53.0 million term loan credit facility matured on June 27, 2012 and on June 27, 2012, we sold the UASC Madinah to the U.S. bank for $52.1 million, the amount outstanding under the term loan which resulted in a gain on vessel of $9.8 million. The proceeds of this sale were used to fully repay the term loan.

Interest Expense

As at September 30, 2013, we had total borrowings of $3.7 billion which consisted of long-term debt of $3.1 billion and other long-term liabilities of $621.7 million. As at September 30, 2013, our operating borrowings were $3.5 billion. Interest expense is comprised primarily of interest incurred on long-term debt and other long-term liabilities relating to operating vessels at the variable rate calculated by reference to LIBOR plus the applicable margin. Interest expense also includes a non-cash reclassification of amounts from accumulated other comprehensive loss related to previously designated hedging relationships. Interest incurred on long-term debt and other long-term liabilities for our vessels under construction is capitalized to the cost of the respective vessels under construction.

The decreases in interest expense for the three and nine months ended September 30, 2013 of $3.4 million and $8.8 million, respectively, compared to the same periods of 2012 were primarily due to lower operating borrowings as well as a reduction in average LIBOR. The remaining decreases were due to a lower reclassification of accumulated other comprehensive loss into earnings, an increase in interest capitalized and repayment of the term loan of $53.0 million in 2012 using the proceeds from the sale of the Madinah. The average LIBOR charged on our long-term debt for the three months and nine months ended September 30, 2013 was 0.2% compared to 0.4% and 0.5% for the comparable periods in 2012. Although we have entered into fixed interest rate swaps for much of our variable rate debt, the difference between the variable interest rate and the swapped fixed-rate on operating debt is recorded in our “Change in fair value of financial instruments” caption of the Statement of Operations.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $16.7 million for the three months ended September 30, 2013, compared to a loss of $45.8 million for the comparable period in 2012. The change in fair value of financial instruments resulted in a gain of $51.8 million for the nine months ended September 30, 2013, compared to a loss of $132.6 million for the same period in 2012. The changes for the three and nine months ended September 30, 2013, compared to the same periods in 2012 were primarily due to the effect of the passage of time and less discounting of expected future settlements.

The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk and of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenure of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps and swaptions of approximately $121.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenure of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps and swaptions of approximately $11.0 million.

All of our interest rate swap agreements and our swaption agreements were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2012 Annual Report for additional information.

Liquidity and Capital Resources

Liquidity

As at September 30, 2013, our cash and cash equivalents and short-term investments totaled $250.0 million. Our primary short-term liquidity needs are to fund our operating expenses, debt repayment, lease payments and payment of our quarterly dividends. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to purchase, debt repayment, lease payments, and any open market repurchases of securities. Our long-term liquidity needs primarily relate to potential future vessel acquisitions, debt repayment and lease payments, any open market repurchases of securities, and the future potential redemption of our Series C and Series D Preferred Shares. The Series C Preferred Shares carry an annual dividend rate of 9.5% per $25 of liquidation preference per share, which is subject to increase if, among other things, we do not redeem the shares in whole by January 30, 2017. The Series C Preferred Shares are redeemable by us at any time on or after January 30, 2016. The Series D Preferred Shares carry an annual dividend rate of 7.95% per $25 of liquidation preference per share. The Series D Preferred Shares are redeemable by us at any time on or after January 30, 2018.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facilities, new credit facilities, new lease obligations, additional debt or equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and debt or equity financings. As of September 30, 2013, the estimated remaining installments on the 18 vessels we had contracted to purchase was approximately $1.6 billion, which we will fund primarily from our existing and future credit facilities, cash from operations and proceeds from our prior preferred share offerings. Future debt or equity issuances may be considered for growth.

The following table summarizes our credit facilities and lease obligations as of September 30, 2013:

	Amount Outstanding(1)	Amount Committed	Amount Available
	(in millions)	(in millions)	(in millions)
Credit Facilities
Revolving credit facilities (2) (3)	$2,268.8	$2,460.4	$116.6
Term loan credit facilities(4)	841.7	1,627.5	445.8

Total Credit Facilities(5)	3,110.5	4,087.9	562.4

Lease Facilities
Leases for five 4500 TEU vessels (limited recourse to Seaspan Corporation)	390.2	390.2	—
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	100.1	100.1	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	131.4	131.4	—

Total Lease Facilities	621.7	621.7	—

Total Credit and Lease Facilities	$3,732.2	$4,709.6	$562.4

(1)	Includes amounts owed by wholly owned subsidiaries of Seaspan Corporation, which are non-recourse to Seaspan Corporation.
(2)	For one of our revolving credit facilities, we have removed one of the two vessels under this facility and are now only able to borrow up to the greater of $75.0 million and 65% of the vessel delivered costs. The amount available does not include the $75.0 million.
(3)	Includes a $11.9 million line of credit which was undrawn as at September 30, 2013.
(4)	For one of our term loan credit facilities, we will not be able to draw on the committed amount of $340.0 million until the related seven vessels are registered as collateral for the loan. The amount available does not include the $340.0 million.
(5)	Long-term debt related to operating vessels was $2.9 billion as at September 30, 2013, with the remaining amount of our long-term debt under our credit facilities as of such dates relating to the construction of newbuilding vessels.

Credit and Lease Facilities

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. Our credit facilities are, or will be upon scheduled vessel deliveries, secured by first-priority mortgages granted on 68 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of September 30, 2013, our revolving credit facilities and term loans provided for borrowings of up to approximately $4.1 billion, of which approximately $3.1 billion was outstanding and $0.6 million was available to be drawn by us, subject to certain conditions. Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.50% and 0.85% as of September 30, 2013. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may be reborrowed, subject to certain conditions.

Interest payments on our term loans, excluding five term loans totalling $24.0 million, are based on either LIBOR plus margins, which ranged between 0.35% and 4.75% as of September 30, 2013 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.65% as of September 30, 2013. We may prepay all term loans without penalty, other than breakage costs in certain circumstances and in one case a prepayment fee under certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may not be reborrowed.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities are provided by bank financial leasing owners who own our eight leased vessels, including one operating lease. These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels. We do not include our operating lease as part of our lease facilities.

As at September 30, 2013, we had lease obligations of approximately $621.7 million. Under our lease agreements, subject to payment of a termination fee in certain circumstances, we may voluntarily terminate a lease agreement. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances.

One of our subsidiaries is a party, as lessee, to lease agreements for a lease facility used to finance the acquisition of five 4500 TEU vessels. The lessor has retained title to the vessels and remains our subsidiary’s counterparty but has transferred its entire leasing business to its parent company. All of those vessels have been delivered and have commenced operations under 12-year fixed-rate time charters with K-Line. Our subsidiary is a party to each of the time charters with K-Line and we have guaranteed the performance of its obligations to K-Line. Our subsidiary’s obligations under this facility are secured by a general assignment of earnings (including under the time charters for the vessels), insurances and requisition hire for each vessel, and a corporate guarantee issued by us that is limited to a fixed amount of the obligations. In connection with this guarantee, we have placed $60.0 million of restricted cash in a deposit account over which the lessor has a first priority interest.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2012 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

In thousands	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net cash flows from operating activities	$89,875	$82,014	$225,719	$223,968
Net cash flows used in financing activities	(33,062)	(76,318)	(131,342)	(216,176)
Net cash flows used in investing activities	(143,128)	(72,607)	(307,506)	(226,415)

Operating Cash Flows

Net cash flows from operating activities were $89.9 million and $225.7 million for the three and nine months ended September 30, 2013, respectively, increases of $7.9 million and $1.8 million, respectively, over the comparable periods in 2012.

The increase in net cash flows from operating activities for the three months ended September 30, 2013, compared to the same period of 2012, was primarily due to an increase in cash related to working capital of $4.6 million, and an increase in net earnings (excluding non-cash items) of $3.3 million. The increase in cash related to working capital resulted primarily from timing differences which are in the normal course of our operations. The increase in net earnings, excluding non-cash items, was primarily due to an increase in revenue of $2.5 million and a decrease in interest expense of $3.4 million, partially offset by an increase in ship operating expenses of $1.1 million. The increases in revenue and ship operating expenses were due primarily to the addition of two 4600 TEU vessels delivered in 2013 and the management of additional third party vessels. The decrease in interest expense was due to lower operating debt and other long-term liabilities as well as a reduction in average LIBOR.

The increase in net cash flows from operating activities for the nine months ended September 30, 2013, compared to the same period of 2012, was primarily due to an increase in net earnings (excluding non-cash items) of $5.0 million, offset by a decrease in cash related to working capital of $3.2 million. The increase in net earnings, excluding non-cash items, was primarily due to an increase in revenue of $14.1 million and a decrease in interest expense of $8.8 million, partially offset by an increase in ship operating expenses of $9.9 million. The increases in revenue and ship operating expenses were due primarily to the impact of a full period’s contribution of four 13100 TEU vessels delivered in 2012, two 4600 TEU vessels delivered in 2013 and the management of additional third party vessels. The decrease in interest expense was due to lower operating debt and other long-term liabilities as well as a reduction in average LIBOR. The decrease in cash related to working capital resulted primarily from timing differences which are in the normal course of our operations.

Financing Cash Flows

Net cash flows used in financing activities were $33.1 million and $131.3 million for the three and nine months ended September 30, 2013, respectively, a reduction of cash used in financing activities of $43.3 million and $84.8 million, compared to the same periods of 2012.

The decrease in cash used in financing activities for the three months ended September 30, 2013, compared to the same period of 2012, was primarily due to $30.0 million drawn on a new credit facility which was used to fund the purchase of two 4600 TEU vessels, as well as lower repayments on existing credit facilities. In addition, in the third quarter of 2012, we incurred a $10.0 million swaption premium payment which we did not incur in the same period of 2013. These reductions in cash used were partially offset by an increase in cash used of $7.2 million for share repurchases. In the three months ended September 30, 2013, we used $8.6 million to repurchase Series C preferred shares, compared to $1.4 million used to repurchase Class A common shares in the same period of 2012.

The decrease in cash used in financing activities for the nine months ended September 30, 2013, compared to the same period of 2012, was primarily due to a reduction in cash used for share repurchases and a reduction in repayment of long-term liabilities. In the nine months ended September 30, 2013, we used $8.6 million to repurchase Series C preferred shares, compared to $172.3 million used to repurchase Class A common shares in the same period of 2012. In addition, we incurred a $10.0 million swaption premium payment in the nine months ended September 2012 which we did not incur in the same period of 2013. The reduction in cash used for financing activities was partially offset by a decrease of $74.7 million drawn on our credit facilities during the nine months ended September 30, 2013, as we had fewer vessel deliveries than in the same period of 2012. In addition, in the first nine months of 2013, repayments on our credit facilities increased by $16.0 million and financing fees increased by $13.1 million in connection with our new loan facilities, compared to the same period of 2012.

Investing Cash Flows

Net cash flows used in investing activities were $143.1 million and $307.5 million for the three and nine months ended September 30, 2013, respectively, which represents increases in cash used of $70.5 million and $81.1 million compared to the same periods of 2012.

The increase in cash used in investing activities for the three months ended September 30, 2013, compared to the same period of 2012 was primarily due to a $76.8 million increase in accounts receivable from GCI for vessel installments paid by us on behalf of GCI and a $17.2 million increase in vessel installments, primarily related to initial installments on five of our newbuilding containerships. These increases were offset by a reduction of cash invested in short-term investments.

The increase in cash used in investing activities for the nine months ended September 30, 2013, compared to the same period of 2012, was primarily due to an increase in accounts receivable from GCI for vessel installments paid by us on behalf of GCI, an increase in cash invested in short-term investments as well as a reduction of cash related to the acquisition of our Manager. In the nine months ended September 30, 2012, we acquired $23.9 million of cash (as part of the acquisition of our Manager) but there was no comparable amount in 2013. These increases in cash used were partially offset by a reduction in cash used for vessel installment payments, which related to the final installments on certain of our vessels.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our operating fleet is approximately six years. Capital expenditures primarily relate to our regularly scheduled dry-dockings. During the three and nine months ended September 30, 2013 we completed three and five dry-dockings, respectively. All of the vessels dry-docked during the three and nine months ended September 30, 2013 underwent their first five-year dry-docking. In the remainder of 2013, we do not expect any more vessels to undergo their five year dry-dockings.

We must make substantial capital expenditures over the long-term and to preserve our capital base, which is comprised of our net assets, in order to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base include the following:

•	The remaining lives of our vessels;

•	The returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;

•	Future market charter rates for our vessels, particularly when they come off charter, which are currently unknown;

•	Our future operating and interest costs, particularly after the acquisition of our Manager in January 2012, now that our operating costs are subject to market fluctuation;

•	Future operating and financing costs are unknown and we use forward currency contracts and interest rate swaps to manage certain currency and interest rate risks;

•	Our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;

•	Capital expenditures to comply with environmental regulations; and

•	Unanticipated future events and other contingencies.

Please read “Item 3D. Risk Factors” in our 2012 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Dividends on Class A common shares
Declared, per share	$0.3125	$0.2500	$0.8750	$0.6875
Paid in cash	11,489	14,793	31,927	36,972
Reinvested in common shares through dividend reinvestment plan	8,648	937	23,996	6,213

	$20,137	$15,730	$55,923	$43,185

Dividends on preferred shares
Series A, accrued	$9,810	$8,717	$28,283	$25,216

Series C, paid in cash	$8,313	$8,313	$24,938	$24,938

Series D, paid in cash	$1,538	$—	$3,889	$—

On October 29, 2013, we declared a third quarter dividend of $0.3125 per Class A common share. The dividend is payable on November 27, 2013 to all shareholders of record on November 18, 2013.

On October 30, 2013, we paid quarterly dividends of $0.59375 and $0.496875 per share on our 9.5% Series C preferred shares and 7.95% Series D preferred shares, respectively. The dividends, representing a total distribution of $9.7 million, were paid to all Series C and Series D preferred shareholders of record as of October 29, 2013 for the period from July 30, 2013 to October 29, 2013.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Estimates” in our 2012 Annual Report.

Recent Accounting Developments

On May 16, 2013, the Financial Accounting Standards Board and the International Accounting Standards Board issued a revised exposure draft that proposes a new accounting model to address how lessor and lessees account for and report lease arrangements. Under the exposure draft, operating lease agreements would be brought onto the balance sheets of lessees. A lessee would recognize a new lease liability and a corresponding “right-of-use” asset that would be depreciated over the term of the lease. The accounting by a lessor will vary depending on the classification of the lease. The lessor would either derecognize the underlying asset and recognize a lease receivable and residual asset or the underlying asset would continue to be recognized and the lease payments would be recognized as income. Timing of the final standards is currently uncertain and it would likely be effective no earlier than for the year ended December 31, 2017.

Off-Balance Sheet Arrangements

At September 30, 2013, we had no off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended September 30, 2013 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenue, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only at the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, but are not limited to:

•	Future operating or financial results;

•	Future growth prospects;

•	Our business strategy and other plans and objectives for future operations;

•	Our expectations relating to dividend payments and our ability to make such payments;

•	Potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions, including any acquisition opportunities, vessel financing arrangements and related benefits relating to our venture with GCI;

•	The effects of the acquisition of our Manager on our operations and results;

•	The effects of grants of stock appreciation rights to our chief executive officer and certain members of management on our general and administrative expenses;

•	The amount of any payments to the former owners of our Manager related to fleet growth;

•	Operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	General market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	Our financial condition and liquidity, including our ability to borrow funds under our credit facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	Estimated future capital expenditures needed to preserve our capital base;

•	Our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts or the useful lives of our vessels;

•	Our continued ability to enter into primarily long-term, fixed-rate time charters with our customers, including for the five 10000 TEU vessels acquired in September;

•	Allocation of vessels under our right of first refusal agreement with GCI;

•	The repurchase plan for our Series C preferred shares;

•	Our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	Changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;

•	The financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•	The economic downturn and crisis in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	Taxation of our company and of distributions to our shareholders;

•	Potential liability from future litigation; and

•	Other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in “Item 3D. Risk Factors” in our 2012 Annual Report.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our securities. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks and we have entered into foreign currency forward contracts to manage foreign currency fluctuations. We do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of September 30, 2013, our floating-rate borrowings totaled $3.2 billion and we had entered into interest rate swap and swaption agreements to fix the rates on a notional principal of $2.4 billion. As of September 30, 2013, these interest rate swaps and swaptions had a fair value of $54.9 million in our favor and $473.7 million in the counterparties’ favor.

The tables below provide information about our financial instruments at September 30, 2013 that are sensitive to changes in interest rates. Please read notes 10 and 11 to our consolidated financial statements included in our 2012 Annual Report, which provide additional information with respect to our credit and lease facilities. The information in this table is based upon our credit and lease facilities.

	Principal Payment Dates
(in thousands)	2013	2014	2015	2016	2017	Thereafter
Credit Facilities:
Bearing interest at variable interest rates(1)	9,829	265,934	948,673	113,066	171,420	1,445,007
Lease Facilities:
Bearing interest at variable interest rates	1,748	13,684	14,534	15,419	16,408	169,748

(1)	Represents principal payments on our credit facilities that bear interest at variable rates for which we have primarily entered into interest rate swap agreements to fix the LIBOR base rate. For the purpose of this table, principal repayments are determined based on contractual repayments in the commitment reduction schedules for each related facility.

As of September 30, 2013, we had the following interest rate swaps outstanding (in thousands):

Fixed per annum rate swapped for LIBOR	Notional Amount as of September 30, 2013	Maximum Notional Amount(1)	Effective Date	Ending Date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017
5.1750%	588,399	663,399	July 16, 2012	July 15, 2016
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.6000%	194,000	200,000	June 23, 2010	December 23, 2021
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021(2)
5.2000%	88,320	96,000	December 18, 2006	October 2, 2015
5.4975%	57,400	59,700	July 31, 2012	July 31, 2019
5.1700%	24,000	55,500	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount during the term of the swap.
(2)	We have entered into a swaption agreement with a bank, or Swaption Counterparty A, whereby Swaption Counterparty A has the option to require us to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014, after which it expires. The notional amount of the underlying swap is $106.8 million with an effective date of February 28, 2014 and an expiration date of February 26, 2021. If Swaption Counterparty A exercises the swaption, the underlying swap effectively will offset our 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

In addition to the swaps listed in the above table, we have entered into swaption agreements with a bank, or Swaption Counterparty B, whereby Swaption Counterparty B has the option to require us to enter into interest rate swaps, by February 28, 2017, to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200.0 million with an effective date of March 2, 2017 and an expiration date of March 2, 2027.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As at September 30, 2013, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of September 30, 2013. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

You should consider the factors discussed in Item 3.D “Risk Factors” in our 2012 Annual Report, which could materially affect our business, results of operations or financial condition.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

In July 2013, we issued to the former owners of our Manager, each of whom is an accredited investor, a total of 39,081 shares of our Class A common stock as additional purchase price for the acquisition of our Manager. The shares were issued pursuant to the terms of the Share Purchase Agreement dated January 27, 2012 between us and the former owners of our Manager and qualified for an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

During the three months ended September 30, 2013, we issued to Tiger Ventures Limited, an accredited investor, a total of 10,576 shares of our Class A common stock as consulting compensation pursuant to the Financial Services Agreement dated as of March 14, 2011 between us and Tiger Ventures Limited. The issuances qualified for an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

None.

Item 6 — Exhibits

None.